UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITY EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 18, 2006



(Exact name of registrant as specified in its charter)

Kentucky	0-1469	61-0156015
(State of incorporation)	(Commission file number)	(IRS Employer Identification No.)

700 Central Avenue, Louisville, Kentucky 40208
(Address of principal executive offices)
(Zip Code)

(502) 636-4400
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (18 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

Amendment of Thomas H. Meeker's Employment Agreement

On July 18, 2006, Thomas H. Meeker, the President and Chief Executive Officer of Churchill Downs Incorporated (the "Company"), and the Company entered into a First Amendment (the "Amendment") to his Employment Agreement, as Amended and Restated as of December 31, 2005 (the "Amended and Restated Employment Agreement").

Pursuant to the Amendment, Mr. Meeker will serve in the capacity of management advisor and be available upon the reasonable request of the Company's President and Chief Executive Officer or his designee for advice and assistance regarding strategic and industry-related matters and such other matters as may be requested, effective as of August 14, 2006. Mr. Meeker will continue to receive the financial benefits under his Amended and Restated Employment Agreement. Mr. Meeker will further be entitled to a 2006 bonus without any pro-ration due to diminished responsibilities. The bonus will otherwise be calculable in accordance with the terms of the Company's Incentive Compensation Plan. Under the Amendment, Mr. Meeker will receive reimbursement for office space for a period of 24 months in an amount not to exceed $1,200 per month. The Company will convey the furniture and equipment in his office to him. Mr. Meeker will also receive a membership for two to Churchill Downs Racetrack's Turf Club as long as he or his wife is alive.

The above summary of the Amendment is qualified in its entirety by reference to the full text of the Amendment, a copy of which is attached as Exhibit 10.1 to this Current Report on Form 8-K, and the full text of Mr. Meeker's Amended and Restated Employment Agreement, a copy of which is attached as Exhibit 10.1 to the Company's Form 8-K , filed by the Company on January 5, 2006, SEC File No. 000-01469, each of which is incorporated by reference into this Item 1.01.

Robert L. Evans Employment Agreement

On July 18, 2006, the Company entered into an employment agreement (the "Employment Agreement") with Robert L. Evans, who will replace Mr. Meeker as President and Chief Executive Officer of the Company, and serve as a member of the Board of Directors of the Company (the "Board"), effective August 14, 2006. The Employment Agreement was approved by the Board. A description of the terms and conditions of the Employment Agreement is contained in Item 5.02 of this Form 8-K.

Item 5.02. Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

Effective August 14, 2006, Mr. Meeker will resign from his position as President and Chief Executive Officer of the Company and will resign as a member of the Board. Mr. Meeker will continue as an employee in an advisory capacity until the expiration of his Amended and Restated Employment Agreement, as amended by the Amendment. Concurrent with receipt of Mr. Meeker's resignation, the Board named Mr. Evans as the new President and Chief Executive Officer of the Company, and elected him to the Board as of August 14, 2006.

Robert L. Evans, Age 53

Mr. Evans serves as the President of Tenlane Farm LLC, which he founded in 2004. From 2001 to 2004, he was Co-Founder & Managing Director of Symphony Technology Group, a strategic holding company that invests in software and services companies. Mr. Evans was President and Chief Operating Officer of Aspect Development Inc., which was acquired by i2 Technologies in 2000. Prior experience includes Managing Partner, Americas Supply Chain Practice at Accenture Ltd. from 1993 to 1999, and Vice President, Customer Support at Mazda Motor of America Inc. from 1990 to 1993.

The Employment Agreement has an initial term of employment for three years, with automatic one-year extensions (unless either party provides a written notice not to extend the term of employment at least 90 days prior to the then-current expiration date). The Employment Agreement provides for earlier termination under certain circumstances.

The Employment Agreement provides for an annual base salary of $450,000, with reviews for potential increase at the discretion of the Board. Mr. Evans will be first eligible to participate in the annual performance bonus plan for the performance period commencing January 1, 2007, with his initial target bonus opportunity for such period to be 75% of his base salary.

The Employment Agreement further provides that Mr. Evans will receive the following equity-based awards: (i) 65,000 restricted stock units representing shares of the Company's common stock, vesting quarterly over five (5) years, with Mr. Evans entitled to receive the shares underlying the units (along with a cash payment equal to accumulated dividend equivalents beginning with the lapse of forfeiture, plus interest at a 3% annual rate) six (6) months after termination of employment; (ii) 90,000 restricted shares of the Company's common stock, with vesting contingent upon the Company's common stock reaching certain closing prices on Nasdaq for twenty (20) consecutive trading days; (iii) 65,000 restricted shares of the Company's common stock, vesting quarterly over five (5) years, and contingent upon the Company's common stock reaching a certain closing price on Nasdaq for ten (10) consecutive trading days; and (iv) a stock option, vesting quarterly over three (3) years, to purchase an aggregate of 130,000 shares of the Company's common stock, with an exercise price equal to the fair market value of a share of the Company's common stock on the date of grant.

In the event of a "change in control," as defined in the Employment Agreement, during Mr. Evans' employment with the Company, he shall receive accelerated vesting of: (i) fifty percent (50%) of the then-unvested restricted stock units granted pursuant to the Employment Agreement,; (ii) fifty percent (50%) of the then-unvested restricted shares granted pursuant to the Employment Agreement; and (iii) fifty percent (50%) of the then-unvested stock options granted pursuant to the Employment Agreement. The restricted stock units, restricted shares and stock options that are subject to this accelerated vesting shall be taken pro-rata from each then-unvested tranche of the applicable award, and the remaining portion of each tranche shall vest according to the original terms of the applicable award agreement.

Mr. Evans will be: (i) eligible to participate in any annual or long-term cash or equity-based incentive plan or other arrangements of the Company, as exist from time to time; (ii) provided the opportunity to participate in the Company's qualified 401(k) profit-sharing plan and non-qualified deferred compensation plan; and (iii) entitled to participation in the Company's employee benefit plans, programs and arrangements, and perquisite programs and arrangements, if any, on the same basis as generally provided to other similarly situated executives of the Company. In addition, Mr. Evans will receive a special ground transportation benefit as well as reimbursement of his attorney fees related to his entering into the Employment Agreement.

If Mr. Evans' employment is terminated by the Company other than for "cause," "disability," or death, or if he resigns for "good reason" (as each term is defined in the Employment Agreement), then Mr. Evans is entitled to the following: (i) salary continuation through the end of the calendar quarter in which termination of employment occurs; (ii) treatment of all equity-based awards per the terms of the applicable plan or agreement; provided, however, that vesting of any equity awards granted pursuant to the Employment Agreement shall be calculated through the end of the calendar quarter in which termination of employment occurs; and (iii) continuation of medical benefits through the end of the calendar quarter in which termination of employment occurs; provided, however, that such medical benefit shall be reduced or eliminated to the extent Mr. Evans receives similar benefits from a subsequent employer.

If, during the two-year period following a "change of control," as defined in the Employment Agreement, Mr. Evans is terminated by the Company other than for "cause," "disability," or death, or if he resigns for "good reason," then Mr. Evans shall receive: (i) the same benefits just described above, and (ii) full accelerated vesting of any then-unvested equity awards granted pursuant to the Employment Agreement. In addition, if, following such a termination, Mr. Evans' benefits and payments constitute a parachute payment under Section 280(G)(b)(2) of the Internal Revenue Code, which would subject him to an excise tax under Section 4999 of the Internal Revenue Code, Mr. Evans will be entitled to receive an additional tax gross-up payment from the Company in an amount which, after imposition of all federal, state and local income and excise taxes, is equal to the excise tax on all such payments received by Mr. Evans.

Under his Employment Agreement, Mr. Evans is bound by perpetual confidentiality and proprietary information covenants and, during his employment and for a two (2) year period thereafter, is prohibited from competing with the Company, soliciting or hiring its employees, or soliciting the Company's customers or vendors for the purpose of obtaining or receiving the same business as the Company.

Item 8.01. Other Events.

On July 19, 2006, the Company issued a press release, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference into this Item 8.01.

Item 9.01. Financial Statements and Exhibits.

    (c)   Exhibits

    10.1   First Amendment to Employment Agreement as Amended and Restated as of December 31, 2005 between Churchill Downs Incorporated and Thomas H. Meeker

    99.1   Press Release issued by Churchill Downs Incorporated, dated July 19, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto, duly authorized.

CHURCHILL DOWNS INCORPORATED

July 19, 2006

/s/Michael E. Miller
Michael E. Miller
Executive Vice President and Chief Financial Officer

FIRST AMENDMENT TO EMPLOYMENT AGREEMENT
AS AMENDED AND RESTATED AS OF DECEMBER 31, 2005

This is the First Amendment (the "First Amendment") dated July 18,2006, to the Employment Agreement, as amended and restated as of December 31, 2005 (the "Employment Agreement"), between Thomas H. Meeker (the "Executive") and Churchill Downs Incorporated (the "Company").

WHEREAS, the Board of Directors of the Company (the "Board") has recruited a qualified individual to serve in the capacity of President and Chief Executive Officer of the Company and August 14, 2006 is the proposed date for the new President and Chief Executive Officer to assume his responsibilities;

WHEREAS, the Company and the Executive amended and restated the Employment Agreement as of December 31, 2005, to facilitate the transition process to a new President and Chief Executive Office of the Company;

WHEREAS, the Executive will submit to the Chairman of the Board the letter dated the date hereof and attached as Exhibit A, resigning as President and Chief Executive Officer of the Company and as a Class I director of the Board;

WHEREAS, the Executive will become a Director Emeritus as of the effective date of his resignation from the Board;

WHEREAS, the Executive and the Company wish to amend the Employment Agreement to facilitate the transition process and to define the Executive's responsibilities between August 14, 2006 and March 13, 2007 (the expiration date of the Employment Agreement and the date of the Executive's retirement from the Company).

NOW, THEREFORE, IT IS HEREBY AGREED AS FOLLOWS:

1. <u>Employment</u>. Section 1 of the Employment Agreement is amended by deleting the language in its entirety and substituting the following language in its place:

> <u>Employment</u>. The Company hereby employs the Executive, and the Executive hereby accepts employment, in the capacity of management advisor. In this capacity, the Executive shall be available upon the reasonable request of the Company's President and Chief Executive Officer or his designee for advice and assistance regarding strategic and industry related matters and such other matters as may be requested by the Company's President and Chief Executive Officer or his designee. The Executive shall have no additional duties, responsibilities, or authorities. The Executive's office shall be located at an off-site location selected by the Executive. The Executive shall be responsible for any costs of such office in excess of $1,200.00 per month (including, without limiting, costs incurred in the ordinary course, such as utilities and cleaning services).

2. <u>Change in the Executive's Title, Responsibilities and Office</u>.

(a) The Executive expressly agrees that (w) the appointment of a new President and Chief Executive Officer of the Company, (x) the assignment to the Executive of different responsibilities, (y) the removal of certain responsibilities from the Executive and (z) the relocation of the Executive's office as contemplated in Paragraph 1 of the Employment Agreement (as amended by Section 1 of this First Amendment) [(w), (x), (y) and (z) are collectively referred to as the "Modified Terms"] do not constitute a "Constructive Termination" under Paragraph 5.B(3) of the Employment Agreement. The Executive hereby expressly waives, the right to terminate his employment by virtue of the Company's Constructive Termination of his employment under Paragraph 5.B(3) of the Employment Agreement.

(b) To effectuate the intent of Section 2(a) of this First Amendment, Paragraph 5.B(3) of the Employment Agreement is hereby amended as follows:

- Deleting the language in clause (i) in its entirety; and
- Renumbering clauses (ii) through (v) to read clauses (i) through (vi).

(c) To effectuate the intent of Section 2(a) of this First Amendment, Paragraph 5.A of the Employment Agreement is hereby amended as follows:
- Deleting the language in clause (i) in its entirety; and
- Renumbering clause (ii) to clause (i).

3. <u>Consideration</u>. In consideration for this First Amendment, the Company shall provide the following additional consideration to the Executive:

(a) The Company shall lease such office space for a period of 24 months from August 14, 2006, through August 14, 2008, in an amount not to exceed $1,200.00 per month.

(b) The Company hereby conveys ownership to the Executive of the Company's furniture and equipment located in the Executive's office at Churchill Downs Racetrack at 700 Central Avenue, Louisville, Kentucky, and set forth on Exhibit B to this Agreement.

(c) The Company shall provide the Executive and his wife, Carol Meeker, membership to Churchill Downs Racetrack's Turf Club so long the Executive or his wife is alive.

(d) The Company shall provide to the Executive and his wife, Carol Meeker, two VIP parking passes on the days of the running of the Kentucky Oaks and Kentucky Derby, every year so long as one or more is alive.

(e) During the remaining term of the Executive's personal seat license agreement, the Executive or his wife, Carol Meeker, makes a request to exchange their personal seat license table on the fourth floor for a table located in the Aristides Room or the Stakes Room of Churchill Downs Racetrack, the Company, in good faith, will give consideration to such a request. Such a request must be made on an annual basis and can include a request relating to the running of the Kentucky Derby, the Kentucky Oaks, Breeders' Cup Championship Day, or any other special events to which rights accrue under the personal seat license.

4. <u>Bonus for 2006 Performance</u>. It is expressly understood that, in the event that the Board pays a bonus for 2006, the Executive shall be entitled to such a bonus without any pro-ration due to diminished responsibilities following August 14, 2006. Said bonus shall be calculated as provided in the Company's Incentive Compensation Plan, in which the Executive is a participant, and subject to and payable in accordance with the provisions contained in such plan. However, the Executive shall not be entitled to a pro rata annual bonus for the period of service from January 1, 2007 to March 13, 2007.

5. <u>Consideration of Restricted Stock Award.</u> The Compensation Committee of the Board of Directors of the Company shall consider making a restricted stock award to the Executive in conjunction with any 2006 restricted stock awards made to the Company's executives under the Company's 2004 Restricted Stock Plan.

6. <u>Director Emeritus Status</u>. Upon his resignation from the Board, the Board shall designate the Executive as a Director Emeritus of the Board.

7. <u>Full Force and Effect</u>. All other terms and conditions of the Employment Agreement remain unchanged and in full force and effect through the expiration or termination of the Employment Agreement in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first above written.

CHURCHILL DOWNS INCORPORATED   "EXECUTIVE"

By:___/s/William C. Carstanjen_____   ___/s/ Thomas H. Meeker_____
William C. Carstanjen   Thomas H. Meeker
Executive Vice President, General
Counsel and Chief Development
Officer

3



CHURCHILL DOWNS
INCORPORATED

FOR IMMEDIATE RELEASE

Contact: Julie Koenig Loignon
(502) 636-4502 (office)
(502) 262-5461 (mobile)
juliek@kyderby.com

CHURCHILL DOWNS INCORPORATED NAMES ROBERT L. EVANS AS COMPANY'S NEW PRESIDENT AND CHIEF EXECUTIVE OFFICER

Proven Business Leader with Strong Technology Background Joins Home of Kentucky Derby

LOUISVILLE, Ky. (July 19, 2006) - The board of directors of Churchill Downs Incorporated (NASDAQ: CHDN) ("CDI" or "Company") today named Robert L. Evans, a proven business leader with a background in the technology, manufacturing, private equity capital and Thoroughbred industries, as CDI's new president and chief executive officer. The announcement was made by CDI Chairman Carl F. Pollard.

Evans succeeds Thomas H. Meeker, who served as the Company's top executive for 22 years. Evans will officially assume his new position on Aug. 14, at which time Meeker will resign as president and chief executive officer and step down from the Company's board of directors. Meeker will continue to serve in an advisory role through the end of his employment contract in March 2007. Evans will assume Meeker's place on the CDI board.

Over his 31-year career, Evans has distinguished himself as a leader in a variety of industries, having held senior executive positions at Caterpillar Inc., Mazda Motor of America Inc. and Accenture Ltd. More recently, Evans held top leadership positions at international technology and private equity capital companies, including Symphony Technology Group. Evans is also involved in the Thoroughbred industry as president and founder of Tenlane Farm LLC, a 260-acre commercial breeding operation in Woodford County, Ky. He has owned, bred and raced Thoroughbreds for more than two decades.

In announcing the appointment, Chairman Pollard said the board of directors believes Evans possesses the right combination of leadership skills, business savvy, versatility and passion for the sport of horse racing to successfully lead CDI. "Bob has an impressive, results-driven record of growing revenues, increasing operating efficiencies, developing management teams, and using technology to deliver new products and services to customers," said Pollard. "He has created growth initiatives in several large companies and has worked with numerous start-up businesses. He is a skilled business strategist who has improved the performance of both large and small companies with which he has been affiliated.

"Throughout his career, Bob has successfully worked in the very areas where CDI is currently focused: developing international markets, offering enhanced customer service and deploying technology solutions. Bob understands how to use technology to enable and transform a business while increasing shareholder value. Additionally, he is a great team builder who is adept at identifying, cultivating and upgrading human capital within organizations. He has demonstrated creativity and flexibility in his management style and brings a fresh perspective to our Company and our industry. We are delighted to have him take the reins at this important time in CDI's history."

"It is a tremendous honor to be chosen to lead the nation's premier horse racing company," said Evans, "and I want to thank Chairman Pollard and the CDI board of directors for this fantastic opportunity. Under Tom Meeker's leadership, Churchill Downs Incorporated has grown from a single Kentucky-based racetrack to a half-billion dollar company with the strongest brand in the industry. I want to build on that foundation. I look forward to this new professional challenge and the responsibility that comes with it.

"The horse racing industry faces many of the same challenges and holds many of the same business opportunities that I have encountered in previous leadership roles," Evans continued. "Ultimately, we must find innovative, new ways to engage and serve customers; we must think globally to expand our market opportunities; and we must make decisions and execute at much faster speeds than in the past. CDI has already proven that it can be independently successful. But there are tremendous opportunities to leverage our Company's success with the success of other companies and organizations inside and outside the Thoroughbred industry. I am eager to listen and learn, and I hope I can bring some new ideas to the table.

"I have been involved in horse racing since I was a teenager, when my father owned and raced horses in Kentucky and Ohio. My brother, Tom Evans, has operated Trackside Farm in Versailles, Ky., for more than 20 years and is well known in the industry. To lead the company that is host to world-renowned events such as the Kentucky Derby, Arlington Million and numerous Breeders' Cup World Championships, including the Cup's 23rd renewal this November at Churchill Downs, is a once-in-a-lifetime opportunity and a real privilege for a lifelong horse racing fan."

Prior to moving to Kentucky at the end of 2003, Evans worked in Palo Alto, Calif., where he served as managing director and was a co-founder of Symphony Technology Group ("STG"), a strategic holding company that invests in software and services companies. At STG, Evans led investments in and served on the boards of many portfolio companies, recruited and built management teams, and redefined and implemented new business and marketing strategies. STG was founded in 2002, and today companies for which STG has provided investment capital and strategic guidance have more than $1.2 billion in combined revenue and approximately 7,000 employees worldwide.

Evans has also held the following leadership positions (see page 4 for a detailed career summary): president and chief operating officer of Aspect Development Inc.; managing partner of the Americas Supply Chain Practice for Accenture Ltd.; vice president of customer support for Mazda Motor of America Inc.; and founder and president of Caterpillar Logistics Services Inc.

Evans serves as a board member for Aftermarket Technology Corp., and Tumri Inc., a privately held Internet advertising company. The 53-year-old native of Cincinnati, Ohio, holds a Bachelor of Arts degree in economics from MacMurray College, and a Master of Arts degree in quantitative economics from Western Illinois University.

As part of the employment relationship, the Company has awarded Mr. Evans a stock option, vesting over three years, to purchase 130,000 shares of the Company with an exercise price equal to the fair market value of a share of the Company's stock on the date of grant; 65,000 restricted stock units, vesting over five years; and 155,000 shares of restricted stock, with 90,000 shares to vest upon certain closing prices of the Company's stock and 65,000 shares to vest over five years contingent upon a certain closing price of the Company's stock.

A news conference regarding this announcement will be held today at **10:30 a.m. EDT in the Triple Crown Room** at Churchill Downs racetrack in Louisville, Ky. Media representatives should park in the Preferred Lot off Central Avenue, enter the racetrack at Gate 1, and proceed to the Jockey Club Suites elevators. The Triple Crown Room is located on the fifth floor of the Jockey Club Suites.

Media representatives unable to attend the news briefing in Louisville may participate in a teleconference scheduled for **noon EDT** by dialing **(213) 785-2437**. Video of Evans' remarks during the Louisville news conference will be available at approximately 2 p.m. EDT on the CDI Web site, www.churchillldownsincorporated.com.

Churchill Downs Incorporated, headquartered in Louisville, Ky., owns and operates world-renowned horse racing venues throughout the United States. CDI's six racetracks in Florida, Illinois, Indiana, Kentucky and Louisiana host many of North America's most prestigious races, including the Kentucky Derby and Kentucky Oaks, Arlington Million, Princess Rooney Handicap, Louisiana Derby and Indiana Derby. CDI racetracks have hosted six Breeders' Cup World Thoroughbred Championships. CDI also owns off-track betting facilities and has interests in various television production, telecommunications and racing services companies that support CDI's network of simulcasting and racing operations. CDI trades on the NASDAQ Global Select Market under the symbol CHDN and can be found on the Internet at www.churchilldownsincorporated.com.

Information set forth in this news release contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Private Securities Litigation Reform Act of 1995 (the "Act") provides certain "safe harbor" provisions for forward-looking statements. All forward-looking statements made in this Quarterly Report on Form 10-Q are made pursuant to the Act. The reader is cautioned that such forward-looking statements are based on information available at the time and/or management's good faith belief with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. Forward-looking statements speak only as of the date the statement was made. We assume no obligation to update forward-looking information to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information. Forward-looking statements are typically identified by the use of terms such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "might," "plan," "predict," "project," "should," "will," and similar words, although some forward-looking statements are expressed differently. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Important factors that could cause actual results to differ materially from expectations include: the effect of global economic conditions; the effect (including possible increases in the cost of doing business) resulting from future war and terrorist activities or political uncertainties; the economic environment; the impact of increasing insurance costs; the impact of interest rate fluctuations; the effect of any change in our accounting policies or practices; the financial performance of our racing operations; the impact of gaming competition (including lotteries and riverboat, cruise ship and land-based casinos) and other sports and entertainment options in those markets in which we operate; the impact of live racing day competition with other Florida and Louisiana racetracks within those respective markets; costs associated with our efforts in support of alternative gaming initiatives; costs associated with Customer Relationship Management initiatives; a substantial change in law or regulations affecting pari-mutuel and gaming activities; a substantial change in allocation of live racing days; litigation surrounding the Rosemont, Illinois, riverboat casino; changes in Illinois law that impact revenues of racing operations in Illinois; a decrease in riverboat admissions subsidy revenue from our Indiana operations; the impact of an additional Indiana racetrack and its wagering facilities near our operations; our continued ability to effectively compete for the country's top horses and trainers necessary to field high-quality horse racing; our continued ability to grow our share of the interstate simulcast market; our ability to execute our acquisition strategy and to complete or successfully operate planned expansion projects; our ability to successfully complete any divestiture transaction; our ability to adequately integrate acquired businesses; market reaction to our expansion projects; the loss of our totalisator companies or their inability to provide us assurance of the reliability of their internal control processes through Statement on Auditing Standards No. 70 audits or to keep their technology current; the need for various alternative gaming approvals in Louisiana; our accountability for environmental contamination; the loss of key personnel; the impact of natural disasters, including Hurricanes Katrina, Rita and Wilma on our operations and our ability to adjust the casualty losses through our property and business interruption insurance coverage; any business disruption associated with a natural disaster and/or its aftermath; and the volatility of our stock price.

Robert L. Evans - Career Summary

2004 to Present:
      Tenlane Farm LLC
Founder and President
Thoroughbred Breeding Operation
Woodford County, Kentucky

2001 to 2004:
      Symphony Technology Group / The Valent Group
Co-Founder and Managing Director / Managing Partner
Private Equity Capital Firm
Palo Alto, California / Redwood City, California

June 2000 to November 2000:
      i2 Technologies Inc.
Chief Operating Officer (during integration period)
Enterprise Software
Dallas, Texas
Aspect Development was acquired by i2 Technologies in June 2000.

1999 to 2000:
      Aspect Development Inc.
President and Chief Operating Officer
Enterprise Software
Mountain View, California

1993 to 1999:
      Accenture Ltd. (formerly Andersen Consulting)
Managing Partner, Americas Supply Chain Practice
Business Strategy Consulting
Chicago, Illinois

1990 to 1993:
      Mazda Motor of America Inc.
Vice President, Customer Support
Automotive Sales and Service
Irvine, California

1975 to 1990:
      Caterpillar Inc.
Construction, Mining Equipment & Diesel Engine Manufacturer
Peoria, Illinois

1986 to 1990	Founder and President, Caterpillar Logistics Services, Inc., Parts and Service Support Business Center Manager
1984 to 1986	Research and Planning Manager
1982 to 1984	Operating Systems Manager
1980 to 1982	Research Supervisor
1978 to 1980	Parts and Service Support Research Analyst
1975 to 1978	Economics Analyst